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                              April 26, 2022

       Manoj Jain
       Chief Executive Officer
       Duddell Street Acquisition Corp.
       8/F Printing House
       6 Duddell Street
       Hong Kong

                                                        Re: Duddell Street
Acquisition Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed April 18,
2022
                                                            File No. 333-261483

       Dear Mr. Jain:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 15, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-4 Filed April 18,
2022

       Certain Projected Financial Information, page 129

   1. We note the disclaimers indicating that Fiscal Note, as well as the placement agents, have not warranted the
accuracy, reliability, appropriateness or completeness of the FiscalNote
                                                        Projections to anyone.
As these statements imply a disclaimer of responsibility with respect to the
projections, please either remove these disclaimers or explain the basis for the ability to disclaim
responsibility.
 Manoj Jain
FirstName   LastNameManoj    Jain
Duddell Street  Acquisition Corp.
Comapany
April       NameDuddell Street Acquisition Corp.
       26, 2022
April 226, 2022 Page 2
Page
FirstName LastName
Interests of DSAC's Directors and Officers and Others in the Business Combination, page 132

2. We note your revised disclosure in response to comment 11, including that "[t]he
         Backstop Parties and the Sponsor will benefit from the backstop transactions and the consummation of the Business Combination, which benefits are different from, or in addition to, those available to DSAC shareholders and warrant holders generally." Please revise to describe the benefits to the Backstop Parties and the Sponsor.
Beneficial Ownership of Securities, page 257

3. Please revise to disclose the natural person(s) who have voting and/or investment control over the shares held by GPO FN Noteholder LLC.
U.S Federal Income Tax Considerations to DSAC Security Holders, page 283

4. Please remove the language on page 283 stating that this "discussion" is a "summary only," and remove your disclosure elsewhere stating this this is a discussion. Please also remove the disclaimer on page 284 stating that the disclosure is for "informational purposes only," as investors are entitled to rely on the opinion. See
Section III.C.4. of
         Staff Legal Bulletin No. 19.
The Domestication, page 291

5. Please revise this section to remove the word "generally" in the disclosure stating that
         U.S. Holders will not recognize taxable gain or loss as a result of the Domestication, as this represents the opinion of counsel. To the extent that counsel is providing a "should"
         opinion, please revise accordingly.
Characterization of the Business Combination, page 298

6. Your disclosure indicates that Paul Hastings will issue an opinion "to the effect" that the
         Business Combination "should" qualify as a reorganization within the meaning of Section
         368(a). It is unclear if counsel intends to file a long-form or short-form opinion, but in either case the opinion and the disclosure in the prospectus must be consistent. Please revise your disclosure in this section to clearly identify and articulate the opinion being rendered as to the tax consequences of the Business Combination, and clearly state in both the disclosure and exhibit that this is the opinion of counsel. Please ensure the opinion covers the tax consequences related to qualification of the Business Combination as a reorganization, as the current disclosure simply describes the tax consequences if the merger does or does not qualify. As it appears that counsel is issuing a "should" opinion, please also revise to explain why counsel cannot give a "will" opinion and to describe the degree of uncertainty in the opinion. Please also add risk factor disclosure, as appropriate. Please also remove language stating that this section covers "certain" tax consequences. Refer to Section III of Staff Legal Bulletin 19.
 Manoj Jain
FirstName   LastNameManoj    Jain
Duddell Street  Acquisition Corp.
Comapany
April       NameDuddell Street Acquisition Corp.
       26, 2022
April 326, 2022 Page 3
Page
FirstName LastName
Audited Consolidated Financial Statements of FiscalNote Holdings, Inc.
Note 1. Summary of Business and Significant Accounting Policies
Liquidity, page F-31

7. We note your disclosure that in the event the merger transaction does not close, the
         Company   s cash flows from operations raise substantial doubt about
the Company   s
         ability to continue as a going concern. You also disclose that with the cash on hand at
         December 31, 2021, $20.0 million of cash received on March 28, 2022 related to the increase to your Last Out Term Loan (see Note 15), $8,000 available to draw upon related to the 8090 Promissory Note (described further in Note 7), and the consummation of the
         Business Combination Agreement with DSAC, the Company believes it will have sufficient liquidity to fund operations and capital expenditures for the twelve months subsequent to the issuance of these consolidated financial statements. Please clarify
         whether substantial doubt was alleviated because management   s plans
are probable of
         being effectively implemented and are probable of mitigating the conditions or events that raised the substantial doubt. Refer to ASC 205-40-50-12 and 13.
       You may contact Keira Nakada at (202) 551-3659 or Lyn Shenk at (202) 551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      James C. Lin